Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

SilverCrest Metals Inc. (the "Company" or "SilverCrest")

Suite 501, 570 Granville Street

Vancouver, British Columbia

V6C 3P1 Canada

Item 2. Date of Material Change

April 17, 2020

Item 3. News Release

News Release dated April 17, 2020 was disseminated through Newsfile Corp.

Item 4. Summary of Material Change

The Company completed a non-brokered private placement of 13,465,001 common shares at a price of $7.50 per share for gross proceeds of $100,987,507.50.

Item 5.1  Full Description of Material Change

The Company completed a non-brokered private placement of common shares of the Company (the "Offering") which was originally announced on April 13, 2020 for $75 million.  The Company issued a total of 13,465,001 common shares at a price of $7.50 per share for gross proceeds of $100,987,507.50, representing an over-subscription of approximately $26 million.

The Company plans to use the net proceeds of the Offering for continued exploration and development of the Company's Las Chispas Project located in Sonora, Mexico, and for general working capital and administrative purposes.

Resale of the common shares of the Company distributed under the Offering are subject to a hold period in Canada until August 18, 2020.

The Company paid finders' fees of 3% in cash totalling $911,175 on subscriptions from certain subscribers introduced by brokers to the Company.

Pursuant to an agreement between the Company and SSR Mining Inc. ("SSR Mining") dated November 28, 2018 (see news release dated November 29, 2018), SSR Mining has a right to maintain its pro rata ownership interest of up to 9.9% of the outstanding shares of SilverCrest.  SSR Mining has until April 20, 2020 to exercise that right.  Should SSR Mining exercise that right, the Company would issue up to an additional 3,597,291 common shares for proceeds of up to $26,979,682.50.

Item 5.2 Disclosure for Restructuring Transactions

 Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

 Not applicable.

Item 7. Omitted Information

 Not applicable.

Item 8. Executive Officer

Anne Yong, Chief Financial Officer
Telephone:  (604) 694-1730

Item 9. Date of Report

April 17, 2020